UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 7 November 2012
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X             Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes                 No X

KEY FEATURES
FINANCIAL SUMMARY FOR THE FIRST QUARTER
ENDED 30 SEPTEMBER 2012
Quarter
September
2012
#
Quarter
June
2012
#
Q on Q
variance
%
Gold produced
– kg
10 013
9 269
8
– oz
321 924
298 006
8
Cash operating costs
– R/kg
294 404
278 091
(6)
– US$/oz
1 110
1 065
(4)
Gold sold
– kg
9 704
9 333
4
– oz
311 992
300 062
4
Gold price received
– R/kg
440 868
421 565
5
– US$/oz
1 663
1 615
3
Operating profit¹
– R million
1 408
1 295
9
– US$ million
171
159
7
Basic earnings per share*
– SAc/s
121
25
>100
– USc/s
15
3
>100
Headline profit/(loss)*
– Rm
529
(27)
>100
– US$m
64
(3)
>100
Headline earnings per share*
– SAc/s
123
(6)
>100
– USc/s
15
(1)
>100
Exchange rate
– R/US$
8.25
8.12
2
#     Figures represent continuing operations unless stated otherwise
¹     Operating profit is comparable to the term production profit in the segment report in the financial statements and not to the operating profit line in the income statement
*     Including discontinued operations
Shareholder information
Issued ordinary share capital at
30 September 2012*
435 064 236
Issued ordinary share capital at
30 June 2012
431 564 236
* The increase in the issued shares is due to the shares issued to the
Tlhakanelo Employee Share Trust
Market capitalisation
At 30 September 2012 (ZARm) 30 381
At 30 September 2012 (US$m) 3 682
At 30 June 2012 (ZARm) 33 015
At 30 June 2012 (US$m) 4 037
Harmony ordinary share and ADR prices
12-month high (1 October 2011 –
30 September 2012) for ordinary shares
R115.75
12-month low (1 October 2011 –
30 September 2012) for ordinary shares
R66.90
12-month high (1 October 2011 –
30 September 2012) for ADRs
US$14.37
12-month low (1 October 2011 –
30 September 2012) for ADRs
US$7.85
Free float
100%
ADR ratio
1:1
JSE Limited
HAR
Range for quarter (1 July 2012 –
30 September 2012 closing prices)
R66.90 – R70.99
Average daily volume for the quarter
(1 July 2012 – 30 September 2012)
2 411 137 shares
Range for quarter (1 April 2012 –
30 June 2012 closing prices)
R72.84 – R89.00
Average daily volume for the quarter
(1 April 2012 – 30 June 2012)
1 491 325 shares
New York Stock Exchange, Inc
including other US trading platforms
HMY
Range for quarter (1 July 2012 –
30 September 2012 closing prices)
US$7.85 – US$8.40
Average daily volume for the quarter
(1 July 2012 – 30 September 2012)
2 440 148 shares
Range for quarter (1 April 2012 –
30 June 2012 closing prices)
US$8.70 – US$11.04
Average daily volume for the quarter
(1 April 2012 – 30 June 2012)
2 069 561 shares
Investors’ calendar
2012/2013
Annual general meeting 28 November 2012
Q2 FY13 results 4 February 2013
#
Q3 FY13 results 8 May 2013
#
Q4 FY13 results 14 August 2013
#
Investor Day 28 August 2013
#
#
These dates may change in future
Quarter on quarter
Gold production increased by 8% to 10 013kg (321 924oz)
Operating profit 9% higher at R1.4bn (US$171 million)
Cash operating costs increased by 6% to R294 404/kg
(US$1 110/oz) due to:
• two months of winter electricity tariffs
• annual wage increase on 1 July 2012
Increase in headline earnings per share* to 123 SA cents
(15 US cents)
* Including discontinued operations
Harmony Gold Mining Company Limited
(“Harmony” or “Company”)
Incorporated in the Republic of South Africa
Registration number 1950/038232/06
JSE Share code: HAR
NYSE Share code:HMY
ISIN: ZAE000015228
Q1 FY13
RESULTS FOR THE FIRST QUARTER FY13 ENDED 30 SEPTEMBER 2012
All the figures used in this report represent continuing operations, unless specified otherwise.

2
2

2
2
Forward-looking statements
This quarterly report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform
Act of 1995 with respect to Harmony’s financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Statements in this quarter that are not historical facts are “forward-looking statements”
for the purpose of the safe harbour provided by Section 21E of the
U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. Forward-looking statements are statements that are not historical facts.
These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect”, “anticipates”,
“believes”, “intends”, “estimates” and similar expressions. These statements are only predictions. All forward-looking statements involve a number of risks, uncertainties and other factors and we cannot assure you that such statements will prove to be correct. Risks, uncertainties and other factors could cause actual events or results to differ from those expressed or implied by the forward-looking statements.
These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of
Harmony, wherever they may occur in this quarterly report and the exhibits to this quarterly report, are necessarily estimates reflecting the best judgment of the senior management of Harmony and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements.
As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this quarterly report.
Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in the countries in which we operate; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions; increases or decreases in the market price of gold; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions; availability, terms and deployment of capital; changes in government regulations, particularly mining rights and environmental regulations; fluctuations in exchange rates; currency devaluations and other macro-economic monetary policies; and socio-economic instability in the countries in which we operate.
Harmony’s Integrated Annual Report,
Notice of Annual General Meeting, its
Sustainable Development Report and its Annual
Report filed on a Form 20F with the United
States’ Securities and Exchange Commission
for the year ended 30 June 2012
are available on our website:
www.harmony.co.za
3
Chief executive officer’s review
5
Safety and Health
5
Financial overview
6      Operational overview
6     Group operating results
6     Kusasalethu
7     Doornkop
7     Phakisa
7     Tshepong
7     Masimong
7     Hidden Valley
7     Target 1
8     Bambanani
8     Joel
8     Unisel
8     Target 3
8     Steyn 2
9
Total South African surface operations
9     Surface dumps
9     Phoenix (tailings)
9     Kalgold
9      Discontinued operations
9     Evander
10     Development
11     Exploration highlights
14     Operating results (Rand/Metric) (US$/Imperial)
16     Condensed consolidated income statements (Rand)
17     Condensed consolidated statements of comprehensive income (Rand)
18     Condensed consolidated balance sheets (Rand)
19     Condensed consolidated statements of changes in equity (Rand)
20     Condensed consolidated cash flow statements (Rand)
21     Notes to the condensed consolidated financial statements
25     Segment report (Rand/Metric)
26     Operating results (US$/Imperial)
28     Condensed consolidated income statements (US$)
29     Condensed consolidated statements of comprehensive income (US$)
30     Condensed consolidated balance sheets (US$)
31     Condensed consolidated statements of changes in equity (US$)
32     Condensed consolidated cash flow statements (US$)
33     Segment report (US$/Imperial)
34     Development results – Metric and Imperial
35     Notes
36     Contact details
Competent person’s declaration
Harmony reports in terms of the South African Code for the Reporting of Exploration results, Mineral Resources and Ore Reserves (SAMREC).
Harmony employs an ore reserve manager at each of its operations who takes responsibility for reporting mineral resources and mineral reserves at his operation.
The mineral resources and mineral reserves in this report are based on information compiled by the following competent persons:
Reserves and resources South Africa:
Jaco Boshoff, Pri Sci Nat, who has 16 years’ relevant experience and is registered with the South African Council for Natural Scientific
Professions (SACNASP).
Reserves and resources PNG:
Stuart Hayward for the Wafi-Golpu mineral resources, Gregory Job for the Golpu mineral reserve, James Francis for the Hidden Valley mineral resources and Anton Kruger for the Hidden Valley mineral reserve. Messers Job, Francis and Kruger are corporate members of the Australian Institute of Mining and Metallurgy and Mr Hayward is a
member of the Australian Institute of Geoscientists. All have relevant experience in the type and style of mineralisation for which they are reporting, and are competent persons as defined by the code.
These competent persons consent to the inclusion in the report of the matters based on the information in the form and context in which it appears. Mr Boshoff and Mr Job are full-time employees of
Harmony Gold Mining Company Limited and Mr Hayward is a full-time employee of Wafi-Golpu Services Limited. Mr Francis and Mr Kruger are
full-time employees of Newcrest Mining Limited (Newcrest). Newcrest is
Harmony’s joint venture partner in the Morobe Mining Joint Venture on the Hidden Valley mine and Wafi-Golpu project.
There has been no material changes in the mineral reserves
declared as at 30 June 2012.
There has been no material changes in the mineral reserves
declared as at 30 June 2012.

Chief executive officer’s review
Harmony produced solid results for FY12, and improved on these in the first quarter of FY13. The company continues to generate strong cash flow, with low debt and undrawn lending facilities and a rand/dollar exchange rate that is working in our favour.
The past quarter has been a tumultuous time in the mining industry after unprotected strikes at one platinum mine spread across almost the entire mining industry, including our own Kusasalethu mine. In addition to the tragic loss of life at some operations in the mining industry and the economic cost of these actions, the scale of violence and intimidation has made media headlines around the world with concomitant impacts on investor sentiment, South Africa’s sovereign credit rating, and national and industry reputations. These events have been extremely unfortunate not only for the industry and its employees, but also for future growth and development in South Africa, given the critical role of gold mining in our country’s economic development.
At Harmony, some 5  400 employees at Kusasalethu mine near
Carletonville embarked on an unprotected strike at the beginning of
October 2012. We urged our employees to honour existing collective agreements entered into through the Chamber of Mines as well as existing bargaining structures. In addition, we continued to encourage all employees participating in this unlawful strike to act in a safe, responsible and peaceful manner, and to engage through established channels. The majority of striking workers returned to Kusasalethu on 25 October 2012. Safety inspections, safety inductions and health checks were done during the first few days of the workers’ return, but production start-up has been slow.
Encouragingly, Harmony’s other operations have remained at work during difficult times – arguably an indication that work done on building a common culture and values is producing benefits. I thank management teams and all employee representatives for the good relationships they have with each other and for being ‘connected’.
On 25 October 2012, the Chamber of Mines, representing Harmony,
AngloGold Ashanti Ltd and Gold Fields Ltd, together with the National
Union of Mineworkers, Solidarity and UASA, signed an agreement to give effect to clause 11 of the 2011 – 2013 Chamber Gold Wage
Agreement to put an end to the national strikes in the gold industry. The adjustment effectively increases Harmony’s wages by approximately
R10 million per month.
Everything we do at Harmony is based on our values – safety, honesty, achievement, accountability and connectedness. This means we do what is right for our shareholders and other stakeholders, our employees, our assets and our business.
We were able to demonstrate these values in action effectively using concrete examples during an analyst visit to our Papua New
Guinea (PNG) operations in September. Harmony’s chairman and management recently visited PNG and had the opportunity to meet with the prime minister, the Honourable Peter O’Neill, and members of his cabinet. The official party visited our Hidden Valley mine and
Wafi-Golpu project, which was indeed an honour and privilege for
us. Harmony is committed to building a mutually beneficial long-term partnership with the government of PNG, the communities living near our operations, our employees and other stakeholders.
Understanding the importance of delivering on our promises, we are focused on meeting our guidance to the investment community of delivering 1.7 million ounces of gold by 2016. An important component in reaching this milestone lies in the development work being done throughout the company to ensure our grade continues to improve. We trust that delivering on our targets will contribute to investors recognising the value in Harmony’s share price.
Progress made towards our strategic objectives as at 30 June 2012 are:
Growth
Ore reserves Increased by 27%
Dividends Increased by 50%
Net debt Lowered by R823m (US$123m)
Capital expenditure
Funded entirely by operations
– R3.2bn (US$414m)
Exploration
Expenditure Increased by 54%
Number of gold and
copper targets
Increased
Diversity – geographic
and copper
Improved
Discovery cost
US$6 per equivalent resource
ounce
Optimising
operational
delivery
Improved safety
Fatalities down, improved
lost-time injury frequency rate
Disposed of non-core
assets
Evander and Rand Uranium
Improved margin 26% in FY11, 35% in FY12
Leverage to gold price
– 36% increase in R/kg gold
price = 80% increase in
rand profit
– 23% increase in US$/oz gold
price = 62% increase in
US$ profit
Golpu
World-class gold/copper project, long life
Lowest industry quartile operating cost (gold and
copper)
Significant upside potential – Golpu and the Wafi
transfer structure
This year (FY13) we plan to produce 1.3 million ounces of gold from continuing operations. This quarter’s results show that we are on course, however the strike at Kusasalethu will impact on our target
(±25 000oz).
Safety and values
Regrettably, Harmony recorded three fatalities in the quarter:
Mzwandile Bhudaza was a rock driller at Unisel and Sera Nkhache and
Simon Retselisitsoe Molefi were contractors at Joel mine. We extend our deepest sympathy to their families and colleagues.
Given the current turmoil in the mining industry, we need to be even more vigilant about safety. It is the most important aspect of our business, and one of Harmony’s values, which requires everyone to make safety the foremost priority in all circumstances. Safety awareness campaigns are on-going.
Phakisa has now reached 27 months without a fatality (1.75 million shifts), while Masimong reached 1 million fatality-free shifts in June –
a milestone that took 17 months to reach. Tshepong recorded 1 million fatality-free shifts in September 2012 after nine months. At the time of writing this report, Target 1 achieved three years without a fatality
(more than 1 million fatality-free shifts). Through an increased focus on

Results for the first quarter
ended 30 September 2012
safety, behavioural improvements, reviewing accidents and potential dangerous areas, communication and remedial action, we are steadily improving the company’s safety environment.
Gold market
The rand gold price received increased by 5% from R421 565/kg in the June 2012 quarter to R440 868/kg in the September 2012 quarter. During this period, the rand weakened 2% from R8.12/US$ to
R8.25/US$. A 3% increase in the US dollar gold price to US$1 663/oz
(US$1 615/oz in the June 2012 quarter) resulted in the higher rand per kilogram gold price.
Operational and financial results
The September 2012 quarter was a solid start to the new financial year, despite the noted industry challenges. Gold production from underground was 9% higher than the prior quarter, mainly driven by improved grade. Operating profit increased by 12% compared to the
June 2012 quarter to more than R1.55 billion (including discontinued
operations). Cash operating costs increased quarter on quarter, mainly due to two months of winter electricity tariffs and labour increases implemented on 1 July. This resulted in the rand per kilogram unit cost increasing by 6% from R278 091/kg in the June 2012 quarter to
R294 404/kg in this quarter.
Wafi-Golpu
Results from the resource definition programme have been extremely encouraging and the resource potential at Wafi-Golpu continues to improve with ongoing drilling.
In Harmony’s latest statement of mineral resources and reserves, we declared jointly-held Golpu’s reserve of 450Mt at 1.21% copper and
0.86g/t gold for 12.4Moz gold and 5.4Mt copper. At 30 June 2012,
Harmony’s attributable gold equivalent mineral reserves in South
Africa and PNG were 52.9Moz, a 31% annual increase in declared reserves. This is largely due to the increase in mineral reserves in PNG after completing the pre-feasibility study at Golpu. As drilling at Golpu continues, more ounces from PNG may be added to reserves.
Exploration
The New Guinea mobile belt represents a fertile porphyry copper/gold belt with significant exploration upside and the opportunity to repeat our success at Wafi-Golpu.
Given that investing in greenfields exploration remains a significant part of our growth strategy, Harmony’s PNG exploration portfolio currently comprises three quality projects in the New Guinea mobile belt:
•     Mt Hagen – mineralised porphyry copper system with highly
anomalous mineralisation and alteration patterns
•     Amanab – structurally hosted Au vein system
•     Lake Kopiago area – potential OK Tedi/Grasberg-style target developed with detailed airborne magnetics
In South Africa, a surface drilling exploration process is under way at
Masimong to prove up the extension of the known B Reef value trend in this area.
Evander transaction
In May 2012, Harmony concluded an agreement with Pan African
Resources plc to dispose of its 100% interest in Evander Gold Mines
Limited for R1.5 billion. Following competition authority approval in
July 2012, the remaining conditions precedent are expected to be fulfilled during the third quarter of FY13.
Conclusion
In recent years, Harmony has built a reputation as a leading gold mining company in both South Africa and PNG. These results confirm that Harmony is guided by a clear strategy and expert management teams delivering sustainable and competitive results.
While the gold price, rand/dollar exchange rate, geographic and currency diversification will always be key factors in our company’s performance, we are confident that the people, policies, systems and infrastructure in place will ensure Harmony’s competitiveness and sustainability for many years to come.
We are committed to creating value for our shareholders and we are honouring our obligations to our employees, communities living near our mines and other stakeholders. In recent years, Harmony has invested millions of rands into improving the living standards of many communities in South Africa and Papua New Guinea through local development initiatives and our social and labour plans (see our 2012 sustainable development report on www.harmony.co.za).
We measure, we measure up and we deliver – growing gold production, reserves, profits and stakeholder benefits is our plan for FY13.
Graham Briggs
Chief executive officer

Safety and health
Harmony is committed to the health and wellbeing of our employees as it promotes a safe and productive workplace and supports a positive workplace culture. At Harmony we aim to provide a positive, supportive working environment that values the safety, health and wellbeing of our employees.
During the quarter it was decided to integrate all safety behaviour and culture initiatives into the Harmony culture programme of which safety is the first value. The work done on the integration will continue during the December 2012 quarter.
Regrettably three employees were fatally injured during the quarter in two separate incidents at Unisel and Joel, compared to one at Evander in the previous quarter. This marks a deterioration in the Fatal Injury
Frequency Rate (FIFR) quarter on quarter to 0.13, from 0.04 in the previous quarter. The FIFR year to date improved by 19% to 0.13, when compared to the actual figure for the previous year of 0.16.
Year on year Harmony’s total FIFR showed a continued improvement and the year to date is at the lowest level ever, but still well above the
2013 industry milestone target of 0.03. All efforts are directed towards achieving the industry-target.
The Lost Time Injury Frequency Rate (LTIFR) regressed by 3% quarter on quarter from 5.90 to 6.10 while the year to date LTIFR improved by 16% to 6.10, when compared to the actual figure for the previous year of 7.29. The year on year LTIFR improved at most South African operations with Kalgold, Masimong and Bambanani improving by
50% or more.
During the quarter, the follow-up audits on the gap analysis performed by the International Register of Certificated Auditors (IRCA) were completed at all operations and workshops with representatives from each operation were held to get additional inputs to further improve the Harmony Occupational Health and Safety Management system.
A final document has been compiled for approval and implementation.
High level safety and health audits were completed on three
operations during the quarter and four audit reviews were done at the applicable operations by the chief executive officer (CEO) and various other executives. The CEO used this opportunity to meet with full-
time health and safety representatives and union officials at the mine to discuss safety related matters. This effort is a first-rate example of visible felt leadership with safety being led from the top.
The most significant safety achievements during the quarter were:
•    Randfontein surface operations achieved 4 750 000 fatality free shifts
•    Phakisa achieved 1 750 000 fall of ground fatality free shifts
•    Masimong achieved 1 000 000 fatality free shifts
Our pro-active approach to the health and wellness of our employees continues through a diverse array of measures, programmes and initiatives which are supported and invested in by the Company to promote the good health of our employees. By taking a pro-active approach to our workplace health and safety, we are minimising and eliminate risks before they occur.
Financial overview
Net profit
The net profit for the September 2012 quarter was R522 million, 388%
higher than the previous quarter. This reflects the increase in gold sold of 371kg (4%) as well as an increase in the gold price received of 5%
to R440 868/kg.
Share-based payments
Share-based payments increased from R21 million to R105 million in the September 2012 quarter. This includes a cost of R81 million relating to the new Employee Share Ownership Plan (ESOP) awards that were granted in August 2012. In terms of the ESOP rules, all employees other than management were awarded a minimum of 100 Scheme Shares
and 200 Share Appreciation Rights (SARs). In addition these employees qualify for an additional cash bonus under the SARs in the event that the share price growth is less than R18 per share.
Harmony issued 3.5 million shares to the Tlhakanelo Share Trust on
31 August 2012. In terms of IFRS 2, Share-based Payment, the SARs includes an equity-settled portion as well as a cash-settled portion relating to the cash bonus. The cash-settled portion has been recognised in the balance sheet as a derivative financial liability.
Impairment of investments
The impairment of investments amounting to R48 million in the
September 2012 quarter and R144 million in the June 2012 quarter recorded in the income statement is the reduction in the fair market value of the investment in Witwatersrand Consolidated Gold
Resources Limited.
Net gain on financial instruments
The net gain on financial instruments of R74 million in the
September 2012 quarter is due to the increased market value of the rehabilitation funds’ equity-linked deposits invested with Nedbank.
Profit on discontinued operations
Profit from discontinued operations is R89 million in the September
2012 quarter and R180 million in the June 2012 quarter. The amounts represent the net profit after taxation for Evander Gold Mines Limited.
Included in the amount for the June 2012 quarter is the profit on sale of Evander 6 and Twistdraai to Taung Gold Limited of R159 million
(net of taxation).
Earnings per share
Total basic earnings per share increased from 25 SA cents to
121 SA cents per share in the September 2012 quarter. Total headline earnings per share increased from a loss of 6 SA cents to earnings of 123 SA cents per share.
Borrowings and cash
The long-term portion of borrowings increased from R1 503 million to R1  840 million in the September 2012 quarter, mainly due to a drawdown of US$40 million on the US dollar syndicated revolving credit facility. During the same period cash and cash equivalents increased from R1 773 million to R2 266 million as a result of strong cash flow generated by operating activities, resulting in a positive net cash position of R120 million at quarter-end.
Assets and liabilities of disposal group classified as held for sale
Assets and liabilities of disposal groups classified as held for sale at
30 September 2012 represents the assets and liabilities of Evander
Gold Mines Limited that were classified as held for sale and includes increases in cash balances as well as mining assets.

Results for the first quarter
ended 30 September 2012
Operational overview
GROUP OPERATIONAL RESULTS
Continuing operations (excludes Evander)
Indicator
Units
September
2012
June
2012 %   variance
Underground tonnes 000 1 880 1 852 2
Surface tonnes 000 2 390 2 327 3
Total tonnes
000
4 761
4 638
3
Underground grade g/t 4.52 4.21 7
Surface grade g/t 0.34 0.35 (3)
Total grade
g/t
2.10
2.00
5
Gold produced
kg
10 013
9 269
8
Cash operating costs    R/kg
294 404
278 091
(6)
Operating profit
R’000     1 408 376    1 295 036
9
A continued focus on grade and a further reduction in safety stoppages contributed to an 8% increase in production at 10 013kg quarter on quarter. Recovered grade was 5% higher at 2.10g/t, with our underground operations recording a 7% increase in recovered grade at 4.52g/t. Tonnes milled increased by 3% quarter on quarter to 4 761 000t.
Higher winter electricity tariffs and the annual wage increase, which came into effect on 1 July 2012, resulted in cash operating costs being
6% higher at R294  404/kg, when compared to R278  091/kg in the previous quarter.
Operating profit was 9% higher at R1.4 billion, due to increases in recovered grade and revenue.
The Rand gold price received increased by 5% from R421 565/kg to R440 868/kg quarter on quarter, while the US dollar gold price received increased by only 3% to US$1 663/oz, from US$1 615/oz in the June 2012 quarter. The higher R/kg gold price is due to the effect of a 2% weakening of the Rand from R8.12/US$ in the June 2012 quarter to R8.25/US$ in the quarter under review.
At our Investor Day held on 28 August 2012, we listed our operations from the biggest production contributor to the smallest. Our quarterly reporting has been brought in line with this approach.
Asset portfolio
Operation
Expected potential
ounces
#
Cash cost*
(R/kg)
Cash costs*
(US$/oz)
Life of mine
(years)   Comments
Kusasalethu 260 000 – 300 000 oz R240 000 – 250 000/kg US$990 – 1 030/oz
25 years     In build-up
Doornkop 185 000 – 200 000 oz
R245 000 – 255 000/kg      US$1 010 – 1 050/oz
16 years     In build-up
Phakisa 175 000 – 200 000 oz R200 000 – 210 000/kg US$825 – 865/oz
21 years     In build-up
Tshepong 190 000 – 200 000 oz
R245 000 – 260 000/kg      US$1 010 – 1 070/oz
17 years     Steady state production
Masimong 135 000 – 150 000 oz R215 000 – 220 000/kg US$890 – 910/oz
13 years     Steady state production
Hidden Valley 100 000 – 135 000oz¹ Not applicable US$825 – 865/oz
13 years     Exploration may increase life
Target 1 115 000 – 125 000 oz R235 000 – 250 000/kg US$970 – 1 030/oz
12 years     Steady state production
Bambanani 110 000 – 120 000 oz R180 000 – 200 000/kg US$750 – 825/oz
9 years     Shaft pillar
Joel 75 000 – 85 000 oz R230 000 – 245 000/kg US$950 – 1 010/oz
12 years     Decline depth extension commenced
Unisel 60 000 – 75 000 oz
R270 000 – 290 000/kg     US$1 115 – 1 200/oz
6 years    Steady state production
Target 3 55 000 – 60 000 oz
R245 000 – 260 000/kg     US$1 010 – 1 070/oz
17 years     In build-up
Various surface 55 000 – 60 000 oz R215 000 – 230 000/kg US$890 – 950/oz
30+ years     Tailings, rock dumps, clean-up
Kalgold 35 000 – 40 000 oz
R300 000 – 320 000/kg     US$1 240 – 1 320/oz
12 years     Steady state production
Steyn 2 13 000 – 15 000 oz R230 000 – 240 000/kg US$950 – 990/oz
2 years     Shaft pillar
Total
~ 1.7 million oz
#
~ R230 000 – 240 000/kg ~ US$950 – 990/oz

* Future costs are calculated in real terms and using an exchange rate of US$/R7.55
¹ Represents Harmony’s 50% equity portion
#
Targeted production FY16
Kusasalethu
Indicator
Units
September
2012
June
2012
%
variance
Tonnes 000 328 337 (3)
Grade g/t 4.88 4.72 3
Gold produced kg 1 601 1 590 1
Cash operating costs R/kg 282 606 243 047 (16)
Operating profit R’000 249 961 274 292 (9)
Kusasalethu had a steady quarter following a very good June quarter, producing 1 601kg of gold. An improved recovered grade at 4.88g/t equalised the effect of 3% less tonnes milled at 328 000t.
Cash operating costs were higher at R282  606/kg due to higher electricity winter tariffs, the annual wage increase and an increase in plant costs due to repairs to the milling section.
Kusasalethu again recorded the highest quarterly operating profit in the group of R250 million.
After the quarter under review, Kusasalethu’s workforce embarked on an unprotected strike. The strike lasted for 23 days from 2 October 2012 to 25 October 2012, after a final ultimatum was issued and 98% of the workforce subsequently returned to work. It is estimated that the start-up and assessments at the mine will take about ten days to ensure that the mining activities return safely to normal operating capacity.
The loss in production during the 23 days of strike action is estimated at approximately 15  000oz; this excludes the production lost during the assessment and safety start-up period.

Doornkop
Indicator
Units
September
2012
June
2012
%
variance
Tonnes 000 245 261 (6)
Grade g/t 3.56 3.11 14
Gold produced kg 871 812 7
Cash operating costs R/kg 294 156 282 498 (4)
Operating profit R’000 125 560 107 927 16
Despite lower tonnes milled, gold production was 7% higher quarter on quarter at 871kg, due to a 14% increase in recovered grade at
3.56g/t. Tonnes milled were affected by maintenance work that was performed on the trackless machinery used in the Kimberley Reef.
An operating profit of R126 million was generated during the quarter due to the higher gold production and higher gold price received. Cash operating costs were higher at R294 156/kg, due to electricity winter tariffs, annual wage increases and the upgrade of railbound equipment.
Phakisa
Indicator
Units
September
2012
June
2012
%
variance
Tonnes 000 142 153 (7)
Grade g/t 4.78 4.84 (1)
Gold produced kg 679 741 (8)
Cash operating costs R/kg 367 785 296 637 (24)
Operating profit R’000 47 800 93 710 (49)
Gold production at Phakisa was 8% lower quarter on quarter at 679kg, due to a collapse in the No. 3 ventilation shaft and industrial action at the shaft (which was resolved). The ventilation issues are being addressed – repairs to the No. 3 shaft have commenced and are likely to take four months. Changes to the ventilation system may result in production remaining static for the balance of the financial year. Grade remained steady at 4.78g/t.
An operating profit of R48 million was generated during the quarter compared to R94 million in the June 2012 quarter. The reduction in operating profit is attributable to lower gold production and higher cash operating costs of R367 785/kg. Costs were higher due to annual wage increases, electricity winter tariffs, the replacement of railveyor cars and an increase in engineering equipment associated with the build-up in production.
Tshepong
Indicator
Units
September
2012
June
2012
%
variance
Tonnes 000 313 317 (1)
Grade g/t 3.70 3.95 (6)
Gold produced kg 1 159 1 252 (7)
Cash operating costs R/kg 329 079 271 733 (21)
Operating profit R’000 126 551 184 697 (31)
Tshepong recorded a R126 million operating profit, despite a 6%
decrease in recovered grade and a 1% decrease in tonnes milled at
313 000t. Gold production decreased by 7% to 1 159kg.
Quarter-on-quarter, cash operating cost per unit increased to
R329  079/kg due to lower volumes, annual wage increases and the electricity winter tariffs.
Masimong
Indicator
Units
September
2012
June
2012
%
variance
Tonnes 000 261 231 13
Grade g/t 3.78 3.26 16
Gold produced kg 987 754 31
Cash operating costs R/kg 265 698 276 523 4
Operating profit R’000 177 406 108 136 64
This was the first quarter post the commissioning of the waste pass at Masimong. Gold production increased by 31% to 987kg, due to increased tonnes milled at 261 000t and a 16% increase in recovered grade.
Cash operating costs improved by 4% at R265 698/kg due to higher volumes, despite the annual increase in wages and higher electricity cost due to winter tariffs.
An operating profit of R177 million was recorded for the quarter; this represents a 64% improvement quarter on quarter.
Hidden Valley (held in Morobe Mining Joint Ventures –
50% of attributable production reflected)
Indicator
Units
September
2012
June
2012
%
variance
Tonnes 000 491 459 7
Grade g/t 1.40 1.45 (3)
Gold produced kg 689 664 4
Cash operating costs R/kg 379 303 394 277 4
Operating profit/(loss) R’000 26 066 (10 418) >100
Hidden Valley increased production by 4% quarter on quarter at 689kg of gold and a 7% increase in silver production at 6 975kg at a cash operating cost of R379  303/kg. The 4% improvement in the cash operating costs in the September 2012 quarter reflects the increase in gold and silver production and higher silver prices.
Mill throughput and gold recoveries improved during the September quarter, whilst gold grades remained steady. The crusher upgrade is planned to commence during the March 2013 quarter, which will allow the overland conveyor to operate at planned capacity.
An operating profit of R26 million was recorded, due to higher production at the mine.
Target 1
Indicator
Units
September
2012
June
2012
%
variance
Tonnes 000 178 180 (1)
Grade g/t 6.02 4.49 34
Gold produced kg 1 071 808 33
Cash operating costs R/kg 221 587 281 736 21
Operating profit R’000 218 952 122 294 79

Results for the first quarter
ended 30 September 2012
Recovered grade at Target 1 improved by 34% quarter on quarter from
4.49g/t to 6.02g/t, mainly due to higher than expected grades from some of the massive panels as well as improved face grades from the narrow reef stopes. As a result, gold production increased by 33% to
1 071kg, while tonnes milled were slightly down at 178 000t.
The increase in gold production reduced the cash operating costs by
21% to R221  587/kg, despite an increase in electricity winter tariffs and plant costs.
Target 1 generated an operating profit of R219 million for the quarter;
this represents a 79% increase when compared to the previous quarter.
Bambanani
Indicator
Units
September
2012
June
2012
%
variance
Tonnes 000 33 22 50
Grade g/t 10.21 9.14 12
Gold produced kg 337 201 68
Cash operating costs R/kg 329 674 426 204 23
Operating profit/(loss) R’000 40 649 (400) >100
Bambanani turned its operating loss of R400  000 in the previous quarter to an operating profit of R41 million. Improvements in tonnes milled at 33 000t and recovered grade at 10.21g/t resulted in a 68%
increase in gold production at 337kg for the quarter. The increase in recovered grade is due to the increase in face grades as mining moves into higher grade raises.
Due to the higher gold production, the cash operating costs improved by 23% to R329 674/kg despite cost increases.
Joel
Indicator
Units
September
2012
June
2012
%
variance
Tonnes 000 167 147 14
Grade g/t 5.39 5.37 0.4
Gold produced kg 900 790 14
Cash operating costs R/kg 189 823 180 796 (5)
Operating profit R’000 212 482 191 871 11
Gold production increased by 14% quarter on quarter to 900kg, mainly due to an increase in tonnes milled at 167 000t, while the grade remained stable at 5.39g/t. As a result, operating profit was higher at
R212 million.
Joel has the lowest cash operating cost in Harmony at R189 823/kg.
The 5% increase from R180 796/kg in the previous quarter is due to annual wage increases and higher winter electricity tariffs.
Unisel
Indicator
Units
September
2012
June
2012
%
variance
Tonnes milled 000 116 112 4
Grade g/t 3.71 4.10 (10)
Gold produced kg 430 459 (6)
Cash operating costs R/kg 338 063 283 244 (19)
Operating profit R’000 44 450 65 127 (32)
Unisel milled 116 000t at a recovered grade of 3.71g/t which resulted in a 6% decrease in gold production at 430kg quarter on quarter. The lower grade was mainly due to a decrease in belt grade, which is being addressed through applying clean mining practices.
Cash operating costs increased by 19% to R338 063/kg, due to lower gold production, annual wage increases and higher winter electricity tariffs. Lower production and higher costs resulted in a decrease in operating profit to R44 million.
Target 3
Indicator
Units
September
2012
June
2012
%
variance
Tonnes 000 87 80 9
Grade g/t 4.22 3.63 16
Gold produced kg 367 290 27
Cash operating costs R/kg 359 738 383 462 6
Operating profit R’000 26 776 12 002 >100
Target 3 recorded a 27% increase in gold produced at 367kg,
compared to 290kg produced in the June 2012 quarter, due to higher recovered grade and increased tonnes. Recovered grade improved by 16% quarter on quarter, largely due to an increase in face grade.
Tonnes milled increased by 9% at 87 000t for the quarter.
Cash operating costs per unit improved by 6% at R359 738/kg, due to increased gold production.
Higher gold production, combined with a higher gold price received, resulted in operating profit doubling from R12 million to R27 million.
Steyn 2
Indicator
Units
September
2012
June
2012
%
variance
Tonnes 000 10 12 (17)
Grade g/t 10.10 8.75 15
Gold produced kg 101 105 (4)
Cash operating costs R/kg 383 436 318 895 (20)
Operating profit R’000 5 568 10 831 (49)
Recovered grade at Steyn 2 increased by 15% quarter on quarter to
10.10g/t, mainly due to an increase in the belt grade. The changeover to hoist Steyn 2’s ore from West Shaft’s infrastructure took place during the quarter. The changeover process hampered the hoisting of tonnes at 10 000t, which resulted in a 4% decrease in gold production at 101kg.
Operating profit was lower quarter on quarter at R6 million due to the decrease in gold production and higher cash operating costs.

TOTAL SOUTH AFRICAN SURFACE OPERATIONS
Continuing operations (excluding Evander surface sources)
Indicator
Units
September
2012
June
2012
%
variance
Tonnes 000 2 390 2 327 3
Grade g/t 0.34 0.35 (3)
Gold produced kg 821 803 2
Cash operating costs R/kg 303 430 249 867 (21)
Operating profit R’000 106 155 134 967 (21)
Gold production at the South African continuing surface sources increased by 2% quarter on quarter to 821kg, mainly due to the 3%
increase in tonnes milled of 2  390  000t. Recovered grade regressed slightly at 0.34g/t.
Operating profit was 21% lower at R106 million due to higher winter electricity tariffs, increased fuel costs and higher processing, which resulted in higher operating costs at R303 430/kg.
Surface dumps (excluding Evander surface sources)
Indicator
Units
September
2012
June
2012
%
variance
Tonnes 000 714 700 2
Grade g/t 0.39 0.47 (17)
Gold produced kg 280 330 (15)
Cash operating costs R/kg 378 161 247 145 (53)
Operating profit R’000 20 463 57 118 (64)
An increase in plant availability resulted in more tonnes being processed. Recovered grade decreased by 17% quarter on quarter to
0.39g/t, resulting in lower gold production at 280kg. The decrease in grade is due to the majority of the surface sources reporting lower grades with the waste rock dumps having the biggest impact.
Cash operating costs were higher quarter on quarter at R378 161/kg, due to continued maintenance costs and dust suppression on dormant slimes dams, resulting in a much lower operating profit of R20 million.
Phoenix (tailings)
Indicator
Units
September
2012
June
2012
%
variance
Tonnes 000 1 286 1 290 (0.3)
Grade g/t 0.156 0.155 0.8
Gold produced kg 201 200 0.5
Cash operating costs R/kg 287 239 252 790 (14)
Operating profit R’000 25 930 33 866 (23)
Tonnes treated remained stable at 1 286 000t, while the recovered grade increased slightly and resulted in production at a similar level to the previous quarter at 201kg.
Higher winter electricity tariffs and an increase in reagent consumption negatively affected the operating profit, which was 23% lower quarter on quarter at R26 million.
Kalgold
Indicator
Units
September
2012
June
2012
%
variance
Tonnes 000 390 337 16
Grade g/t 0.87 0.81 7
Gold produced kg 340 273 25
Cash operating costs R/kg 251 459 251 015 (0.2)
Operating profit R’000 59 762 43 983 36
Mining at Kalgold was done from both the A-zone and the Watertank pits, resulting in tonnes milled being 16% higher quarter on quarter at
390 000t. The recovered grade improved by 7% quarter on quarter to
0.87g/t, mainly due to the improved plant feed grade. Eight carbon in leach tanks were successfully commissioned during the quarter, which replaced the timeworn carbon in leach tanks at the plant.
Cash operating costs remained steady at R251 459/kg, due to increased gold output. Operating profit was 36% higher quarter on quarter at
R60 million.
DISCONTINUED OPERATIONS
Total Evander (underground and surface)
Indicator
Units
September
2012
June
2012
%
variance
Tonnes 000 159 147 8
Grade g/t 5.14 4.73 9
Gold produced kg 817 695 18
Cash operating costs R/kg 259 613 301 429 14
Operating profit R’000 141 358 95 141 49
Evander underground
Indicator
Units
September
2012
June
2012
%
variance
Tonnes 000 117 97 21
Grade g/t 6.48 6.70 (3)
Gold produced kg 758 650 17
Cash operating costs R/kg 268 673 304 085 12
Operating profit R’000 123 741 87 977 41
Evander surface sources
Indicator
Units
September
2012
June
2012
%
variance
Tonnes 000 42 50 (16)
Grade g/t 1.40 0.90 56
Gold produced kg 59 45 31
Cash operating costs R/kg 143 220 263 067 46
Operating profit R’000 17 617 7 164 >100
The Evander operation had a good quarter, showing improvements in all production results.
An increase of 18% in gold production and a 14% improvement in cash operating costs at R259  613/kg, resulted in an operating profit of R141 million.
Gold production at Evander increased to 817kg, due to a net increase of 8% in tonnes milled at 159 000t and an increase in recovered grade to 5.14g/t.

Results for the first quarter
ended 30 September 2012
Development
The main purpose of development is to explore the potential of future mining operations. A development programme is vital to the life of a mine.
The on-reef development grade of a shaft is an indication of the grades that will be mined in future. Important information such as expected geological structures, dip of the orebody and channel width is derived.
Depending on the shaft layout – such as the length of the raise line and spacing – ledging and stoping will take place approximately 18 to 36 months after on-reef development. Therefore the target areas for development are extremely important to prove the existence of ore of sufficient mineral content to be profitably mined and to continuously upgrade resources to reserves.
Mineral reserves block grades vs development grades
September 2012
Note: The ore reserve block grades reflect the grades of the blocks in the life-of-mine plans for the various operations. These blocks are to a large degree the blocks above a certain cut-off grade that has been targeted for mining. The development grades are those as sampled in the ongoing on-reef development at the operations and no selectivity has been applied from a grade point of view.
Kusasalethu
The quarter on quarter development grade is in line with expectations and continues to support the resource estimates.
Doornkop
The development grade improved further during this quarter, due to a new raise line that was started on 192 level.
Phakisa
There was a quarter on quarter drop in the development grade. This is as a result of lower on reef meters developed in the better grade Basal
Reef raises.
Tshepong
Both the Basal Reef and the B Reef development grades improved quarter on quarter. The Basal Reef returned some very good results in the decline area of the mine. This is very encouraging in terms of the future grade profile of Tshepong.
Masimong
Basal Reef development grades remain erratic, but improved marginally quarter on quarter. There was a drop in the B Reef development grades as some of the drives advanced out of the B Reef channels into areas of non-deposition of B Reef.
Target 1 (narrow reef mining)
The raises developed for narrow reef mining on the Dreyerskuil formation continue to return good values, exceeding our expectations.
Bambanani
All development is taking place in the shaft pillar. The development grade remains in line with expectations and continues to support the high grade profile of the mine.
Joel
Development grades increased during this quarter as a result of good values intersected in the raises being developed on 129 level.
Unisel
At Unisel, the development grade of the Basal Reef improved further owing to the development of higher grade pillars in the Brand 5 shaft area. The Leader Reef grade also improved and continued to show encouraging results. There was no development planned on the
Middle Reef during the quarter.
Target 3 (narrow reef mining)
Both the A Reef and B Reef returned very encouraging results during the quarter. However, no Basal Reef was developed during the quarter.
This is due to logistical and infrastructure constraints encountered in some of the sub-shaft areas, which is in the process of being re-commissioned.
Evander
There was an increase in the quarter on quarter development grade, due to higher grades intersected in the winzes being developed in the payshoot area. However, some localised lower grades were also intersected, which is typical of the erratic nature of the grade distribution in the Kimberly Reef.
* No reef development was done at Steyn 2 during
this period, only shaft pillar extraction

Exploration highlights
International (Papua New Guinea)
Morobe Mining Joint Venture (MMJV) (50% Harmony)
Wafi-Golpu
On 29 August 2012, Harmony released its ore reserve and mineral resource estimates for Wafi-Golpu complex, following the completion of the technical pre-feasibility study for the Golpu deposit.
The highlights of the Golpu pre-feasibility study as well as the detail on the capital and operating costs are as follows:
Highlights of the Golpu pre-feasibility study (PFS)*
•    Excellent potential for further mineral discoveries in the region
•    Golpu deposit – a large, low cost, long life, block cave mining operation
−    Updated Golpu probable mineral reserve estimate containing
12.4 million ounces of gold and 5.4 million tonnes of copper for 38.9 million gold equivalent ounces
1
−    Drilling within the Lift 1 post completion of the study have returned higher grades than modelled in the Mineral Reserve, thus there is grade upside potential to the mineral reserve
estimate
−    First production by 2019, subject to approvals and feasibility study
−    Mine life of 26 years and annual production reaches 490 000 ounces of gold and 290 000 tonnes of copper during the
period 2026 to 2035 under the PFS base case scenario
−    First quartile cash costs (whether measured by gold or copper unit cost)
−    Estimated capital cost to first production of US$4.85 billion.
This estimate is at PFS level and capital costs are undergoing further evaluation with the objective of optimising these
−    Harmony has budgeted US$114 million for study and drilling programme costs for FY13 and the company’s share of
expenditure for the feasibility study is estimated to be in the order of US$400 million, over half of which would comprise
expenditure on additional resource definition drilling and early stage access decline development
−    Total capital expenditure to first production occurs over a six year period. Harmony expects to be able to fund its share of the capital expenditure largely from operating cash flow (refer to Harmony’s Investor Day presentation, dated 29 August 2012 on www.harmony.co.za)
−    High grade drill intercepts occur at depth indicating good potential for a third mining lift
−    Further metallurgical test work is expected to optimise the metal recoveries assumed in the PFS
•    The Wafi deposit is in Concept Study, with progress to PFS likely to occur later this calendar year
* Important to note is that the Golpu pre-feasibility study excludes information on Wafi
¹ Gold equivalent based on US$1 400/oz Au and US$3.50/lb Cu
Mineral resource estimate for the Golpu deposit
Tonnes
(Mt)
Au
(g/t)
Cu
(%)
Ag
(g/t)
Contained
Gold
(Moz)
Contained
Copper
(Mt)
Contained
Silver
(Moz)
Gold
Equivalent¹
(Moz)
Indicated Resource
Golpu
810 0.64 0.92 1.1 16.6 7.45 28.6 53.7
Inferred Resource
Golpu
190 0.61 0.80 1.0 3.7 1.52 6.1 11.5
Total Resource
Golpu
1 000 0.63 0.90 1.1 20.3 8.97 34.7 65.2
Mineral reserve estimate for the Golpu deposit
Tonnes
(Mt)
Au
(g/t)
Cu
(%)
Contained
Gold
(Moz)
Contained
Copper
(Mt)
Gold
Equivalent¹
(Moz)
Probable Reserve
Golpu
450 0.86 1.2 12.4 5.44 38.9¹
The Golpu Indicated Mineral Resource is inclusive of the Golpu Probable Mineral Reserve as set out above. For the purpose of this release, Mineral
Resources and Mineral Reserves are reported in 100% terms. Harmony has a beneficial interest of 50% in these resources and reserves.
¹ Gold equivalent based on US$1 400/oz Au and US$3.50/lb Cu

Results for the first quarter
ended 30 September 2012
Estimate capital and operating cost as per Golpu pre-feasibility study
The estimated initial capital cost to first production for the Golpu development from the PFS is set out below.
There is potential for capital costs to be optimised from the PFS estimates and capital costs are undergoing further evaluation to leverage cost reduction opportunities presented by forecast weaker economic conditions. No major commitments are being made until this review has been completed.
Capital cost estimate
Area
PFS Estimate
(US$m)*
Direct Costs
Mine
968
Process Plant 652
Infrastructure 558
Power Supply 472
Total Direct Costs
2 649
Indirect Costs
Project Management
678
Owners’ Costs 635
Drilling and Studies 445
Total Indirect Costs
1 758
Contingency 437
Total Capital Cost
4 845
*Figures quoted on 100% basis
Harmony’s share of project expenditure up to completion of the feasibility study is expected to be approximately US$400 million and a further US$270 million prior to receiving all approvals and permits necessary for construction to commence in mid-2016. The majority of this pre-execution phase expenditure comprises resource definition drilling, technical studies and access decline development.
In addition to the contingency shown in the capital cost estimate table above, growth allowances have been made in each sub-element of
Direct and Indirect Costs.
After first production, there will be ongoing capital expenditure for the remainder of the mine life, including ongoing mine development to deliver the projected production. The PFS estimates total capital expenditure on a 100% basis (including the US$4.8 billion referred to above) for the life of the project to be US$9.8 billion.
The operating costs per tonne of ore processed for Lift 1 and Lift 2 estimated in the PFS are as follows:
Operating cost estimate
Area
PFS Estimate
(US$/t processed)
(Life-of-Project)
Mining 8.64
Processing 7.39
Infrastructure 1.62
G&A 5.01
Total Operating Cost
22.65
Indicative pre-feasibility parameters
The key outcomes of the study are as follows:
Pre-feasibility base case
22Mtpa capacity
Units
Result*
Production Life Years 26
Peak Au Production koz pa 560
Peak Cu Production kt pa 335
Annual Au Production¹ koz pa 490
Annual Cu Production¹ kt pa 290
Gold Cash Cost
2
US$/oz Negative 2 600
3
Copper Cash Cost
2
US$/lb 0.54
3
Total Initial Capital
US$B 4.85
Total Capital
US$B 9.75
1. For the period 2026 – 2035
2. Net of by-product credits
3. Price assumption used: Gold $1 650/oz and Copper US$3.50/lb
* Figures quoted on 100% basis
The joint venture participants are engaging with the government and landowner representatives, to ensure alignment on the planned project development and key elements of the next phase of work.
Capital costs and key contractors are also being reviewed before the commencement of the feasibility study.

Figure 1: Plan view of MMJV project area in PNG
Drilling at Wafi-Golpu targeted the high grade zones in the upper levels of the Golpu deposit and also continued to better define the eastern margin of the resource at depth.
Drill hole WR426, targeting the eastern margin, intersected 942m at
0.94g/t Au and 1.18% Cu from 1 038m including 340m at 1.91g/t Au and 2.35% Cu from 1 246m, in line with surrounding drill holes. This confirms the vertical altitude of the geology model.
Hidden Valley district exploration
Exploration drilling continues along the prospective Wafi Transfer
Zone and at the Kerimenge prospect, four kilometres north of Hidden
Valley mine. The regional exploration campaign advanced with surface sampling at the Garawaria prospect, 60 kilometres southeast of Hidden
Valley. Results from the ongoing regional program on EL1629 continue to highlight Garawaria as a standout gold/copper-gold target.
Results received for remaining trench samples included:
Trench 1C: 62m @ 4.01 g/t Au
Trench 3: 55m @ 1.41 g/t Au
An initial 7 holes drill programme has been approved for the prospect and camp construction and pad preparation are underway.
PNG exploration (Harmony 100%)
Figure 2: Harmony’s exploration tenements

Results for the first quarter
ended 30 September 2012
15
Operating results
(Rand/Metric) (US$/Imperial)
South Africa
International
Discontinued
Operations
Underground production Surface production
Three
months
ended
Kusasa-
lethu
Doorn-
kop
Phakisa
Tshepong
Masi-
mong
Target 1
Bamba-
nani
Joel
Unisel
Target 3
Steyn 2
Total
Under-
ground
Phoenix
Dumps
Kalgold
Total
Surface
Other
Total
South
Africa
Hidden
Valley
Other
Total
Continuing
Operations
Evander
Evander
Surface
Harmony
Total
Ore milled
– t’000
Sep-12
328
245
142
313
261
178
33
167
116
87
10
1 880
1 286
714
390
2 390
–
4 270
491
–
4 761
117
42
4 920
Jun-12
337
261
153
317
231
180
22
147
112
80
12
1 852
1 290
700
337
2 327
–
4 179
459
–
4 638
97
50
4 785
Gold produced
– kg
Sep-12
1 601
871
679
1 159
987
1 071
337
900
430
367
101
8 503
201
280
340
821
–
9 324
689
–
10 013
758
59
10 830
Jun-12
1 590
812
741
1 252
754
808
201
790
459
290
105
7 802
200
330
273
803
–
8 605
664
–
9 269
650
45
9 964
Gold produced
– oz
Sep-12
51 473
28 003
21 830
37 263
31 733
34 433
10 835
28 936
13 825
11 799
3 247
273 377
6 462
9 002
10 931
26 395
–
299 772
22 152
–
321 924
24 370
1 897
348 191
Jun-12
51 120
26 106
23 824
40 253
24 242
25 978
6 462
25 399
14 757
9 324
3 376
250 841
6 430
10 610
8 777
25 817
–
276 658
21 348
–
298 006
20 898
1 447
320 351
Yield                      – g/tonne
Sep-12
4.88
3.56
4.78
3.70
3.78
6.02
10.21
5.39
3.71
4.22
10.10
4.52
0.16
0.39
0.87
0.34
–
2.18
1.40
–
2.10
6.48
1.40
2.20
Jun-12
4.72
3.11
4.84
3.95
3.26
4.49
9.14
5.37
4.10
3.63
8.75
4.21
0.16
0.47
0.81
0.35
–
2.06
1.45
–
2.00
6.70
0.90
2.08
Cash operating
costs
– R/kg
Sep-12
282 606
294 156
367 785
329 079
265 698
221 587
329 674
189 823
338 063
359 738
383 436
286 654
287 239
378 161
251 459
303 430
–
288 131
379 303
–
294 404
268 673
143 220
291 780
Jun-12
243 047
282 498
296 637
271 733
276 523
281 736
426 204
180 796
283 244
383 462
318 895
271 108
252 790
247 145
251 015
249 867
–
269 126
394 277
–
278 091
304 085
263 067
279 719
Cash operating
costs
– $/oz
Sep-12
1 066
1 109
1 387
1 241
1 002
836
1 243
716
1 275
1 357
1 446
1 081
1 083
1 426
948
1 144
–
1 087
1 430
–
1 110
1 013
540
1 100
Jun-12
931
1 082
1 136
1 041
1 059
1 079
1 632
692
1 085
1 469
1 221
1 038
968
947
961
957
–
1 031
1 510
–
1 065
1 165
1 008
1 071
Cash operating
costs
– R/tonne
Sep-12
1 379
1 046
1 759
1 219
1 005
1 333
3 367
1 023
1 253
1 518
3 873
1 296
45
148
219
104
–
629
532
–
619
1 741
201
642
Jun-12
1 147
879
1 437
1 073
903
1 265
3 894
972
1 161
1 390
2 790
1 142
39
117
203
86
–
554
570
–
556
2 038
237
582
Gold sold
– kg
Sep-12
1 545
848
678
1 158
986
1 008
337
856
430
345
101
8 292
179
269
316
764
–
9 056
648
–
9 704
714
59
10 477
Jun-12
1 512
817
739
1 247
752
877
201
834
458
314
104
7 855
206
335
296
837
–
8 692
641
–
9 333
660
45
10 038
Gold sold
– oz
Sep-12
49 673
27 264
21 798
37 231
31 701
32 408
10 835
27 521
13 825
11 092
3 247
266 595
5 755
8 648
10 160
24 563
–
291 158
20 834
–
311 992
22 956
1 897
336 845
Jun-12
48 612
26 267
23 759
40 092
24 177
28 196
6 462
26 814
14 725
10 095
3 344
252 543
6 623
10 770
9 517
26 910
–
279 453
20 609
–
300 062
21 219
1 447
322 728
Revenue                (R’000)
Sep-12
683 540
374 477
298 387
509 194
435 594
442 824
149 441
374 867
190 189
151 293
44 331
3 654 137
78 855
118 204
140 117
337 176
–
3 991 313
286 867
–
4 278 180
315 346
26 067
4 619 593
Jun-12
641 580
344 493
311 212
525 128
316 679
368 359
84 640
351 648
192 912
132 225
43 824
3 312 700
87 078
140 908
124 972
352 958
–
3 665 658
268 805
–
3 934 463
279 277
19 002
4 232 742
Cash operating
costs
(R’000)
Sep-12
452 453
256 210
249 726
381 403
262 244
237 320
111 100
170 841
145 367
132 024
38 727
2 437 415
57 735
105 885
85 496
249 116
–
2 686 531
261 340
–
2 947 871
203 654
8 450
3 159 975
Jun-12
386 444
229 388
219 808
340 210
208 498
227 643
85 667
142 829
130 009
111 204
33 484
2 115 184
50 558
81 558
68 527
200 643
–
2 315 827
261 800
–
2 577 627
197 655
11 838
2 787 120
Inventory
movement
(R’000)
Sep-12
(18 874)
(7 293)
861
1 240
(4 056)
(13 448)
(2 308)
(8 456)
372
(7 507)
36
(59 433)
(4 810)
(8 144)
(5 141)
(18 095)
–
(77 528)
(539)
–
(78 067)
(12 049)
–
(90 116)
Jun-12
(19 156)
7 178
(2 306)
221
45
18 422
(627)
16 948
(2 224)
9 019
(491)
27 029
2 654
2 232
12 462
17 348
–
44 377
17 423
–
61 800
(6 355)
–
55 445
Operating costs
(R’000)
Sep-12
433 579
248 917
250 587
382 643
258 188
223 872
108 792
162 385
145 739
124 517
38 763
2 377 982
52 925
97 741
80 355
231 021
–
2 609 003
260 801
–
2 869 804
191 605
8 450
3 069 859
Jun-12
367 288
236 566
217 502
340 431
208 543
246 065
85 040
159 777
127 785
120 223
32 993
2 142 213
53 212
83 790
80 989
217 991
–
2 360 204
279 223
–
2 639 427
191 300
11 838
2 842 565
Operating profit*
(R’000)
Sep-12
249 961
125 560
47 800
126 551
177 406
218 952
40 649
212 482
44 450
26 776
5 568
1 276 155
25 930
20 463
59 762
106 155
–
1 382 310
26 066
–
1 408 376
123 741
17 617
1 549 734
Jun-12
274 292
107 927
93 710
184 697
108 136
122 294
(400)
191 871
65 127
12 002
10 831
1 170 487
33 866
57 118
43 983
134 967
–
1 305 454
(10 418)
–
1 295 036
87 977
7 164
1 390 177
Operating profit*
($’000)
Sep-12
30 305
15 223
5 796
15 344
21 509
26 546
4 929
25 762
5 388
3 246
676
154 724
3 144
2 482
7 245
12 871
–
167 595
3 160
–
170 755
15 002
2 135
187 892
Jun-12
33 777
13 290
11 540
22 745
13 316
15 059
(49)
23 629
8 020
1 478
1 334
144 139
4 170
7 033
5 417
16 620
–
160 759
(1 284)
–
159 475
10 834
882
171 191
Capital
expenditure
(R’000)
Sep-12
116 450
77 688
77 645
75 254
36 268
86 400
31 261
38 105
15 565
28 320
838
583 794
67 869
5 765
12 548
86 182
6 699
676 675
87 153
130 955
894 783
53 489
–
948 272
Jun-12
102 993
92 378
75 172
88 812
42 103
71 160
43 188
41 879
20 333
31 806
11 051
620 875
21 598
8 926
27 592
58 116
7 866
686 857
121 347
121 656
929 860
46 530
–
976 390
Capital
expenditure
($’000)
Sep-12
14 119
9 419
9 414
9 124
4 397
10 475
3 790
4 620
1 887
3 434
102
70 781
8 229
699
1 521
10 449
812
82 042
10 567
15 877
108 486
6 485
–
114 971
Jun-12
12 683
11 376
9 257
10 937
5 185
8 763
5 318
5 157
2 504
3 917
1 361
76 458
2 660
1 099
3 398
7 157
969
84 584
14 943
14 982
114 509
5 730
–
120 239
*     Operating profit/(loss) is comparable to the term production profit/(loss) in the segment report in the financial statements and not to the operating profit line item in the income statement.

Results for the first quarter
ended 30 September 2012
CONDENSED CONSOLIDATED INCOME STATEMENTS (Rand)
Figures in million
Note
Quarter ended
Year ended
30 September
2012
(Unaudited)
30 June
2012
(Unaudited)
30 September¹
2011
(Unaudited)
30 June
2012
(Audited)
Continuing operations
Revenue 4 278 3 934 3 574 15 169
Cost of sales 2 (3 490) (3 325) (2 975) (12 137)
Production costs (2 870) (2 639) (2 440) (9 911)
Amortisation and depreciation (481) (548) (445) (1 921)
Reversal of impairment of assets – 60 – 60
Employment termination and restructuring costs (7) (11) (34) (81)
Share-based payments 3 (105) (21) (22) (87)
Other items (27) (166) (34) (197)
Gross profit
788
609
599
3 032
Corporate, administration and other expenditure (106) (91) (80) (352)
Social investment expenditure (20) (22) (14) (72)
Exploration expenditure (136) (161) (96) (500)
Profit on sale of property, plant and equipment 55 34 26 63
Other income/(expenses) – net 3 (74) 18 (50)
Operating profit
584
295
453
2 121
Reversal of impairment of investment in associate – – 48 56
Impairment of investments 4 (48) (144) – (144)
Net gain/(loss) on financial instruments 74 12 (23) 86
Investment income 33 33 16 97
Finance cost (58) (69) (70) (286)
Profit before taxation
585
127
424
1 930
Taxation 5 (152) (200) (57) 123
Normal taxation (111) (83) (40) (199)
Deferred taxation (41) (117) (17) 322
Net profit/(loss) from continuing operations
433
(73)
367
2 053
Discontinued operations
Profit from discontinued operations 6 89 180 111 592
Net profit for the period
522
107
478
2 645
Attributable to:
Owners of the parent 522 107 478 2 645
Earnings per ordinary share (cents)
7
Earnings/(loss) from continuing operations 100 (17) 85 477
Earnings from discontinued operations 21 42 26 137
Total earnings
121
25
111
614
Diluted earnings per ordinary share (cents)
7
Earnings/(loss) from continuing operations 100 (17) 85 476
Earnings from discontinued operations 21 42 26 136
Total diluted earnings
121
25
111
612
¹ The comparative figures are re-presented due to Evander being reclassified as a discontinued operation. See note 6 in this regard.
The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Rand)
Figures in million
Note
Quarter ended
Year ended
30 September
2012
(Unaudited)
30 June
2012
(Unaudited)
30 September
2011
(Unaudited)
30 June
2012
(Audited)
Net profit for the period 522 107 478 2 645
Other comprehensive income for the period, net of income tax 26 606 955 1 587
Foreign exchange translation 26 506 924 1 485
(Loss)/gain on fair value movement of available-for-sale
investments
– (44) 31 (42)
Impairment of available-for-sale investments recognised in
profit or loss
4 – 144 – 144
Total comprehensive income for the period
548
713
1 433
4 232
Attributable to:
Owners of the parent 548 713 1 433 4 232
The accompanying notes are an integral part of these condensed consolidated financial statements.
The unaudited condensed consolidated financial statements for the quarter ended 30 September 2012 have been prepared by Harmony Gold Mining Company Limited’s corporate reporting team headed by Mr Herman Perry. This process was supervised by the financial director, Mr Frank Abbott and approved by the board of Harmony Gold Mining Company
Limited. These financial statements have not been audited or independently reviewed.

Results for the first quarter
ended 30 September 2012
CONDENSED CONSOLIDATED BALANCE SHEETS (Rand)
Figures in million
Note
At
30 September
2012
(Unaudited)
At
30 June
2012
(Audited)
At
30 September
2011
(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment
33 334 32 853 32 278
Intangible assets 2 194 2 196 2 171
Restricted cash 36 36 31
Restricted investments 1 919 1 842 1 860
Deferred tax assets 523 486 1 287
Investments in financial assets 4 98 146 215
Inventories 58 58 168
Trade and other receivables 20 28 24
Total non-current assets
38 182
37 645
38 034
Current assets
Inventories
1 185 996 1 006
Trade and other receivables 1 165 1 245 876
Income and mining taxes 8 118 100
Cash and cash equivalents 2 266 1 773 1 325
4 624 4 132 3 307
Assets of disposal groups classified as held for sale 6 1 658 1 423 314
Total current assets
6 282
5 555
3 621
Total assets
44 464
43 200
41 655
EQUITY AND LIABILITIES
Share capital and reserves
Share capital
28 331 28 331 28 314
Other reserves 2 515 2 444 1 741
Retained earnings 3 611 3 307 1 313
Total equity
34 457
34 082
31 368
Non-current liabilities
Deferred tax liabilities
3 166 3 106 4 300
Provision for environmental rehabilitation 1 895 1 865 2 046
Retirement benefit obligation 181 177 167
Other provisions 33 30 7
Derivative financial liabilities 3 54 – –
Borrowings 8 1 840 1 503 1 684
Total non-current liabilities
7 169
6 681
8 204
Current liabilities
Borrowings
8 306 313 331
Income and mining taxes 110 1 3
Derivative financial liabilities 3 16 – –
Trade and other payables 1 966 1 747 1 733
2 398 2 061 2 067
Liabilities of disposal groups classified as held for sale 6 440 376 16
Total current liabilities
2 838
2 437
2 083
Total equity and liabilities
44 464
43 200
41 655
The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Rand) (Unaudited)
for the quarter ended 30 September 2012
Figures in million
Share
capital
Other
reserves
Retained
earnings
Total
Balance – 30 June 2012 28 331 2 444 3 307 34 082
Share-based payments – 45 – 45
Net profit for the period – – 522 522
Other comprehensive income for the period – 26 – 26
Dividends paid
1
– – (218) (218)
Balance – 30 September 2012
28 331
2 515
3 611
34 457
Balance – 30 June 2011 28 305 762 1 093 30 160
Issue of shares 9 – – 9
Share-based payments – 24 – 24
Net profit for the period – – 478 478
Other comprehensive income for the period – 955 – 955
Dividends paid
2
– – (258) (258)
Balance – 30 September 2011
28 314
1 741
1 313
31 368
1. Dividend of 50 SA cents declared on 13 August 2012.
2. Dividend of 60 SA cents declared on 12 August 2011.
The accompanying notes are an integral part of these condensed consolidated financial statements.

Results for the first quarter
ended 30 September 2012
CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (Rand)
Figures in million
Quarter ended
Year ended
30 September
2012
(Unaudited)
30 June
2012
(Unaudited)
30 September
2011
(Unaudited)
30 June
2012
(Audited)
Cash flow from operating activities
Cash generated by operations
1 337 1 211 1 092 4 551
Interest and dividends received 26 20 16 80
Interest paid (29) (38) (41) (141)
Income and mining taxes refunded/(paid) 108 (163) – (277)
Cash generated by operating activities
1 442
1 030
1 067
4 213
Cash flow from investing activities
Cash transferred to disposal group
(162) – – –
Proceeds on disposal of investment in associate – 29 – 222
Proceeds on disposal of Evander 6 and Twistdraai – 125 – 125
Other investing activities – (56) – (85)
Net additions to property, plant and equipment (893) (952) (668) (3 140)
Cash utilised by investing activities
(1 055)
(854)
(668)
(2 878)
Cash flow from financing activities
Borrowings raised
330 342 799 1 443
Borrowings repaid (9) (161) (352) (1 248)
Ordinary shares issued – net of expenses – 3 9 26
Dividends paid (218) – (258) (431)
Cash generated/(utilised) by financing activities
103
184
198
(210)
Foreign currency translation adjustments
3
(14)
35
(45)
Net increase in cash and cash equivalents 493 346 632 1 080
Cash and cash equivalents – beginning of period 1 773 1 427 693 693
Cash and cash equivalents – end of period
2 266
1 773
1 325
1 773
The accompanying notes are an integral part of these condensed consolidated financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 September 2012 (Rand)
1.      Accounting policies
Basis of accounting
The condensed consolidated financial statements for the quarter ended 30 September 2012 have been prepared in accordance with IAS 34,
Interim Financial Reporting, JSE Listings Requirements and in the manner required by the Companies Act of South Africa. They should be read in conjunction with the annual financial statements for the year ended 30 June 2012, which have been prepared in accordance with International
Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). The accounting policies are consistent with those described in the annual financial statements, except for the adoption of applicable revised and/or new standards issued by the International
Accounting Standards Board.
2.
Cost of sales
Figures in million
Quarter ended
Year ended
30 September
2012
(Unaudited)
30 June
2012
(Unaudited)
30 September¹
2011
(Unaudited)
30 June
2012
(Audited)
Production costs – excluding royalty 2 814 2 623 2 409 9 791
Royalty expense 56 16 31 120
Amortisation and depreciation 481 548 445 1 921
Reversal of impairment of assets – (60) – (60)
Rehabilitation expenditure 7 20 5 (17)
Care and maintenance cost of restructured shafts 20 19 29 88
Employment termination and restructuring costs 7 11 34 81
Share-based payments² 105 21 22 87
Other – 127 – 126
Total cost of sales
3 490
3 325
2 975
12 137
1. The comparative figures are re-presented due to Evander being reclassified as a discontinued operation. See note 6 in this regard
2. Refer to note 3 for details
3.      Share-based payments
This includes the cost relating to the new Employee Share Ownership Plan (ESOP) awards that were granted in August 2012. In terms of the
ESOP rules, all employees other than management were awarded a minimum of 100 Scheme Shares and 200 Share Appreciation Rights (SARs),
with employees with service longer than ten years receiving an additional ten percent. Both the Scheme Shares and SARs vest in five equal portions on each anniversary of the award. In addition these employees qualify for an additional cash bonus under the SARs in the event that the share price growth is less than R18 per share. The effect of the bonus puts the employees in the position they would have been in had the share price increased by R18 per share since issue date.
Harmony issued 3.5 million shares to the Tlhakanelo Share Trust, on 31 August 2012. In addition, 6 817 880 SARs were issued. In terms of
IFRS 2, Share-based Payment, the SARs includes an equity-settled portion as well as a cash-settled portion related to the cash bonus. The cash-
settled portion has been recognised on the balance sheet as a derivative financial liability, the fair value of which will be re-measured at each reporting date.
4.
Impairment of investments
The impairment of the investment in Witswatersrand Consolidated Gold Resources Limited (Wits Gold) results from the decline in the fair value of the investment on the JSE.
5.      Taxation
The Supreme Court of Appeal’s decision on Freegold’s appeal regarding the South African Revenue Service’s (SARS) application of mining tax ringfencing was received on 1 October 2012 and the Court found in favour of SARS. This resulted in additional normal taxes of R94 million offset by deferred tax credits of R154 million. Unredeemed capital deductions are not allowed against non-mining income. However these deductions will be allowable against future mining income.

Results for the first quarter
ended 30 September 2012
6.
Disposal groups classified as held for sale and discontinued operations
Evander Gold Mines Limited
The assets and liabilities of Evander Gold Mines Limited (Evander), a wholly-owned subsidiary of Harmony Gold Mining Company Limited
(Harmony), have been classified as held for sale following signing of a sale of shares and claims agreement on 30 January 2012. On 30 May 2012,
Harmony announced the signing of a new sale of shares and claims agreement with Pan African Resources plc (Pan African).The disposal will be for an aggregate purchase consideration of R1.5 billion, excluding the proceeds of the Taung Gold Limited transaction.
The transaction is subject to, among others, the following conditions precedent:
• Pan African obtaining the requisite shareholder approval for the acquisition; and
• obtaining all relevant regulatory approvals
The operation also meets the requirements to be classified as a discontinued operation. The comparative figures in the income statement have been re-presented as a result.
7.
Earnings/(loss) and net asset value per share
Quarter ended
Year ended
30 September
2012
(Unaudited)
30 June
2012
(Unaudited)
30 September¹
2011
(Unaudited)
30 June
2012
(Audited)
Weighted average number of shares (million) 431.5 431.4 431.1 430.8
Weighted average number of diluted shares (million) 432.3 432.3 431.6 432.0
Total earnings/(loss) per share (cents):
Basic earnings
121 25 111 614
Diluted earnings 121 25 111 612
Headline earnings/(loss) 123 (6) 95 565
– from continuing operations 102 (11) 70 465
– from discontinued operations 21 5 25 100
Diluted headline earnings/(loss) 123 (6) 95 563
– from continuing operations 102 (11) 70 463
– from discontinued operations 21 5 25 100
Figures in million
Reconciliation of headline earnings:
Continuing operations
Net profit/(loss) 433 (73) 367 2 053
Adjusted for:
Reversal of impairment of investment in associate*
– – (48) (56)
Impairment of investments* 48 144 – 144
Reversal of impairment of assets – (60) – (60)
Taxation effect on impairment of assets – (34) – (34)
Profit on sale of property, plant and equipment (55) (34) (26) (63)
Taxation effect of profit on sale of property, plant and equipment 14 9 7 16
Headline earnings/(loss)
440
(48)
300
2 000
Discontinued operations
Net profit 89 180 111 592
Adjusted for:
Profit on sale of property, plant and equipment
– (230) – (232)
Taxation effect of profit on sale of property, plant and equipment – 71 – 72
Headline earnings
89
21
111
432
Total headline earnings/(loss)
529
(27)
411
2 432
¹
The comparative figures are re-presented due to Evander being reclassified as a discontinued operation. See note 6 in this regard
*
There is no taxation effect on these items

Net asset value per share
At
30 September
2012
(Unaudited)
At
30 June
2012
(Audited)
At
30 September
2011
(Unaudited)
Number of shares in issue 435 064 236 431 564 236 430 272 715
Net asset value per share (cents) 7 920 7 897 7 290
8.     Borrowings
The Nedbank revolving credit facility was repaid in full during the December 2011 quarter and the full R850 million facility is available until
December 2013.
The balance on the Nedbank term facilities at 30 September 2012 is R762 million.
US$40 million of the US$300 million syndicated revolving credit facility was drawn during the September 2012 quarter, taking the drawn down level to US$170 million. The facility is repayable by August 2015.
9.
Commitments and contingencies
Figures in million
At
30 September
2012
(Unaudited)
At
30 June
2012
(Audited)
At
30 September
2011
(Unaudited)
Capital expenditure commitments:
Contracts for capital expenditure
510 519 290
Authorised by the directors but not contracted for 2 263 2 257 3 570
2 773
2 776
3 860
This expenditure will be financed from existing resources and, where appropriate, borrowings.
Contingent liability
For a detailed disclosure on contingent liabilities refer to Harmony’s annual report for the financial year ended 30 June 2012, available on the group’s website (www.harmony.co.za). There were no significant changes in contingencies since 30 June 2012.
10.    Related parties
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the group, directly or indirectly, including any director (whether executive or otherwise) of the group. During the September 2012 quarter, Harmony shares were purchased by certain directors as set out below:
Graham Briggs 14 347 shares
Frank Abbott 73 900 shares
Ken Dicks 12 500 shares
11.   Subsequent events
(a) Tax court judgement – refer to note 5 for the details.
(b)    On 2 October 2012 employees at our Kusasalethu operation went on strike. This will affect production in the December 2012 quarter.
Refer to the CEO’s review on page 3 for further details.
12.    Segment report
The segment report follows on the page 25.

Results for the first quarter
ended 30 September 2012
13.    Reconciliation of segment information to consolidated income statements
Figures in million
30 September
2012
(Unaudited)
30 September¹
2011
(Unaudited)
The “Reconciliation of segment information to consolidated income statements” line item in the segment report is broken down in the following elements, to give a better understanding of the differences between the income statement and segment report:
Reconciliation of production profit to gross profit
Total segment revenue
4 619 3 929
Total segment production costs (3 070) (2 623)
Production profit per segment report 1 549 1 306
Discontinued operations (141) (172)
Production profit from continuing operations 1 408 1 134
Cost of sales items, other than production costs and royalty expense (620) (535)
Gross profit as per income statements*
788
599
¹
The comparative figures are re-presented due to Evander being reclassified as a discontinued operation. See note 6 in this regard
*      The reconciliation was done up to the first recognisable line item on the income statement. The reconciliation will follow the income statement after that.

SEGMENT REPORT (Rand/Metric) (Unaudited)
for the quarter ended 30 September 2012
Revenue
30 September
Production cost
30 September
Production profit/(loss)
30 September
Capital expenditure
30 September
Kilograms produced
30 September
Tonnes milled
30 September
2012
2011
2012
2011
2012
2011
2012
2011
2012
2011
2012
2011
R million
R million
R million
R million
kg
t’000
Continuing operations
South Africa
Underground
Kusasalethu
684 575 434 335 250 240 116 98 1 601 1 554 328 331
Doornkop 374 348 249 230 125 118 78 65 871 866 245 277
Phakisa 298 206 251 188 47 18 78 74 679 526 142 113
Tshepong 509 466 383 305 126 161 75 59 1 159 1 183 313 287
Masimong 436 314 258 215 178 99 36 50 987 796 261 232
Target 1 443 366 224 206 219 160 87 63 1 071 939 178 210
Bambanani 194 175 148 201 46 (26) 32 77 438 498 43 92
Joel 375 283 162 149 213 134 38 13 900 691 167 147
Unisel
(1)
190 136 146 121 44 15 16 16 430 340 116 92
Target 3 151 93 124 105 27 (12) 28 12 367 241 87 78
Surface
All other surface operations
337 353 230 242 107 111 93 26 821 863 2 390 2 431
Total South Africa
3 991
3 315
2 609
2 297
1 382
1 018
677
553
9 324
8 497
4 270
4 290
International
Hidden Valley
287 259 261 143 26 116 87 40 689 792 491 415
Other – – – – – – 131 69 – – – –
Total international
287
259
261
143
26
116
218
109
689
792
491
415
Total continuing operations
4 278
3 574
2 870
2 440
1 408
1 134
895
662
10 013
9 289
4 761
4 705
Discontinued operations
Evander 341 355 200 183 141 172 53 38 817 918 159 165
Total discontinued operations
341
355
200
183
141
172
53
38
817
918
159
165
Total operations
4 619
3 929
3 070
2 623
1 549
1 306
948
700
10 830
10 207
4 920
4 870
Reconciliation of the segment
information to the consolidated
income statement (refer to
note 13) (341) (355) (200) (183)
4 278
3 574
2 870
2 440
(1)   The Virginia segment comprised of several mines, including Unisel. The other mines were placed on care and maintenance, the last in October 2010. As their results are no longer included in the comparative information, Unisel now becomes a segment on its own.

Results for the first quarter
ended 30 September 2012
27
Operating results (US$/Imperial)
South Africa
International
Discontinued
Operations
Underground production
Surface production
Three
months
ended
Kusasa-
lethu
Doorn-
kop
Phakisa
Tshepong
Masi-
mong
Target 1
Bamba-
nani
Joel
Unisel
Target 3
Steyn 2
Total
Under-
ground
Phoenix
Dumps
Kalgold
Total
Surface
Other
Total
South
Africa
Hidden
Valley
Other
Total
Continuing
Operations
Evander
Evander
Surface
Harmony
Total
Ore milled
– t’000
Sep-12
362
270
157
345
288
196
36
184
128
96
11
2 073
1 418
788
430
2 636
–
4 709
541
–
5 250
129
46
5 425
Jun-12
372
288
169
350
255
198
24
162
124
88
13
2 043
1 423
772
372
2 567
–
4 610
506
–
5 116
107
55
5 278
Gold produced
– oz
Sep-12
51 473
28 003
21 830
37 263
31 733
34 433
10 835
28 936
13 825
11 799
3 247
273 377
6 462
9 002
10 931
26 395
–
299 772
22 152
–
321 924
24 370
1 897
348 191
Jun-12
51 120
26 106
23 824
40 253
24 242
25 978
6 462
25 399
14 757
9 324
3 376
250 841
6 430
10 610
8 777
25 817
–
276 658
21 348
–
298 006
20 898
1 447
320 351
Yield                      – oz/t
Sep-12
0.142
0.104
0.139
0.108
0.110
0.176
0.301
0.157
0.108
0.123
0.295
0.132
0.005
0.011
0.025
0.010
–
0.064
0.041
–
0.061
0.189
0.041
0.064
Jun-12
0.137
0.091
0.141
0.115
0.095
0.131
0.269
0.157
0.119
0.106
0.260
0.123
0.005
0.014
0.024
0.010
–
0.060
0.042
–
0.058
0.195
0.026
0.061
Cash operating
costs
– $/oz
Sep-12
1 066
1 109
1 387
1 241
1 002
836
1 243
716
1 275
1 357
1 446
1 081
1 083
1 426
948
1 144
–
1 087
1 430
–
1 110
1 013
540
1 100
Jun-12
931
1 082
1 136
1 041
1 059
1 079
1 632
692
1 085
1 469
1 221
1 038
968
947
961
957
–
1 031
1 510
–
1 065
1 165
1 008
1 071
Cash operating
costs
– $/t
Sep-12
152
115
193
134
110
147
374
113
138
167
427
143
5
16
24
11
–
69
59
–
68
191
22
71
Jun-12
128
98
160
120
101
142
440
109
129
156
317
127
4
13
23
10
–
62
64
–
62
227
27
65
Gold sold
– oz
Sep-12
49 673
27 264
21 798
37 231
31 701
32 408
10 835
27 521
13 825
11 092
3 247
266 595
5 755
8 648
10 160
24 563
–
291 158
20 834
–
311 992
22 956
1 897
336 845
Jun-12
48 612
26 267
23 759
40 092
24 177
28 196
6 462
26 814
14 725
10 095
3 344
252 543
6 623
10 770
9 517
26 910
–
279 453
20 609
–
300 062
21 219
1 447
322 728
Revenue                ($’000)
Sep-12
82 874
45 403
36 177
61 736
52 813
53 689
18 119
45 450
23 059
18 343
5 375
443 038
9 561
14 332
16 988
40 881
–
483 919
34 781
–
518 700
38 233
3 160
560 093
Jun-12
79 008
42 423
38 325
64 668
38 998
45 362
10 423
43 304
23 756
16 283
5 397
407 947
10 723
17 352
15 390
43 465
–
451 412
33 102
–
484 514
34 392
2 340
521 246
Cash operating
costs
($’000)
Sep-12
54 857
31 064
30 277
46 242
31 796
28 773
13 470
20 713
17 626
16 007
4 695
295 520
7 000
12 837
10 366
30 203
–
325 723
31 686
–
357 409
24 692
1 025
383 126
Jun-12
47 590
28 249
27 069
41 896
25 676
28 034
10 549
17 588
16 010
13 694
4 123
260 478
6 226
10 044
8 438
24 708
–
285 186
32 240
–
317 426
24 341
1 458
343 225
Inventory
movement
($’000)
Sep-12
(2 288)
(884)
104
150
(492)
(1 630)
(280)
(1 025)
45
(910)
4
(7 206)
(583)
(987)
(623)
(2 193)
–
(9 399)
(65)
–
(9 464)
(1 461)
–
(10 925)
Jun-12
(2 359)
884
(284)
27
6
2 269
(77)
2 087
(274)
1 111
(60)
3 330
327
275
1 535
2 137
–
5 467
2 146
–
7 613
(783)
–
6 830
Operating costs
($’000)
Sep-12
52 569
30 180
30 381
46 392
31 304
27 143
13 190
19 688
17 671
15 097
4 699
288 314
6 417
11 850
9 743
28 010
–
316 324
31 621
–
347 945
23 231
1 025
372 201
Jun-12
45 231
29 133
26 785
41 923
25 682
30 303
10 472
19 675
15 736
14 805
4 063
263 808
6 553
10 319
9 973
26 845
–
290 653
34 386
–
325 039
23 558
1 458
350 055
Operating profit
($’000)
Sep-12
30 305
15 223
5 796
15 344
21 509
26 546
4 929
25 762
5 388
3 246
676
154 724
3 144
2 482
7 245
12 871
–
167 595
3 160
–
170 755
15 002
2 135
187 892
Jun-12
33 777
13 290
11 540
22 745
13 316
15 059
(49)
23 629
8 020
1 478
1 334
144 139
4 170
7 033
5 417
16 620
–
160 759
(1 284)
–
159 475
10 834
882
171 191
Capital
expenditure
($’000)
Sep-12
14 119
9 419
9 414
9 124
4 397
10 475
3 790
4 620
1 887
3 434
102
70 781
8 229
699
1 521
10 449
812
82 042
10 567
15 877
108 486
6 485
–
114 971
Jun-12
12 683
11 376
9 257
10 937
5 185
8 763
5 318
5 157
2 504
3 917
1 361
76 458
2 660
1 099
3 398
7 157
969
84 584
14 943
14 982
114 509
5 730
–
120 239

Results for the first quarter
ended 30 September 2012
CONDENSED CONSOLIDATED INCOME STATEMENTS (US$)
(Convenience translation)
Figures in million
Quarter ended
Year ended
30 September
2012
(Unaudited)
30 June
2012
(Unaudited)
30 September¹
2011
(Unaudited)
30 June
2012
(Audited)
Continuing operations
Revenue 519 485 501 1 953
Cost of sales (423) (409) (417) (1 561)
Production costs (348) (325) (342) (1 276)
Amortisation and depreciation (58) (67) (62) (247)
Reversal of impairment of assets – 7 – 7
Employment termination and restructuring costs (1) (1) (5) (10)
Share-based payments (13) (3) (3) (11)
Other items (3) (20) (5) (24)
Gross profit
96
76
84
392
Corporate, administration and other expenditure (13) (11) (11) (45)
Social investment expenditure (2) (3) (2) (9)
Exploration expenditure (16) (20) (13) (64)
Profit on sale of property, plant and equipment 7 4 4 8
Other (expenses)/income – net – (9) 3 (6)
Operating profit
72
37
65
276
Reversal of impairment of investment in associate – – 7 7
Impairment of investments (6) (18) – (19)
Net gain/(loss) on financial instruments 9 1 (4) 11
Investment income 4 4 2 12
Finance cost (7) (8) (10) (37)
Profit before taxation
72
16
60
250
Taxation (18) (24) (8) 16
Normal taxation (13) (10) (6) (25)
Deferred taxation (5) (14) (2) 41
Net profit/(loss) from continuing operations
54
(8)
52
266
Discontinued operations
Profit from discontinued operations 11 22 15 75
Net profit for the period
65
14
67
341
Attributable to:
Owners of the parent 65 14 67 341
Earnings per ordinary share (cents)
Earnings/(loss) from continuing operations
12 (2) 12 61
Earnings from discontinued operations 3 5 4 18
Total earnings
15
3
16
79
Diluted earnings per ordinary share (cents)
Earnings/(loss) from continuing operations
12 (2) 12 61
Earnings from discontinued operations 3 5 4 18
Total diluted earnings
15
3
16
79
¹ The comparative figures are re-presented due to Evander being reclassified as a discontinued operation
The currency conversion average rates for the quarter ended: September 2012: US$1 = R8.25 (June 2012: US$1 = R8.12, September 2011:
US$1 = R7.14). For year ended: June 2012: US$1 = R7.77.
The income statement for the year ended 30 June 2012 has been extracted from the 2012 Annual Report.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (US$)
(Convenience translation)
Figures in million
Quarter ended
Year ended
30 September
2012
(Unaudited)
30 June
2012
(Unaudited)
30 September
2011
(Unaudited)
30 June
2012
(Audited)
Net profit for the period 65 14 67 341
Other comprehensive income/(loss) for the period, net of income tax 3 74 134 (595)
Foreign exchange translation 3 62 129 (607)
(Loss)/gain on fair value movement of available-for-sale investments – (6) 4 (7)
Impairment of available-for-sale investments recognised in profit or loss – 18 – 19
Total comprehensive income/(loss) for the period
68
88
201
(254)
Attributable to:
Owners of the parent 68 88 201 (254)
The currency conversion average rates for the quarter ended: September 2012: US$1 = R8.25 (June 2012: US$1 = R8.12, September 2011:
US$1 = R7.14). For year ended: June 2012: US$1 = R7.77.
The statement of comprehensive income for the year ended 30 June 2012 has been extracted from the 2012 Annual Report.
Note on convenience translations
Except where specific statements have been extracted from the 2012 Annual Report, the requirements of IAS 21, The Effects of the Changes in Foreign Exchange Rates, have not necessarily been applied in the translation of the US Dollar financial statements presented on pages 28 to 33.

Results for the first quarter
ended 30 September 2012
CONDENSED CONSOLIDATED BALANCE SHEETS (US$)
(Convenience translation)
Figures in million
At
30 September
2012
(Unaudited)
At
30 June
2012
(Audited)
At
30 September
2011
(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment
4 045 4 003 3 997
Intangible assets 266 268 269
Restricted cash 4 4 4
Restricted investments 233 224 230
Deferred tax assets 63 59 159
Investments in financial assets 12 18 27
Inventories 7 7 21
Trade and other receivables 2 3 3
Total non-current assets
4 632
4 586
4 710
Current assets
Inventories
144 121 125
Trade and other receivables 141 152 109
Income and mining taxes 1 14 12
Cash and cash equivalents 275 216 164
561 503 410
Assets of disposal groups classified as held for sale 202 174 39
Total current assets
763
677
449
Total assets
5 395
5 263
5 159
EQUITY AND LIABILITIES
Share capital and reserves
Share capital
3 438 4 036 3 506
Other reserves 305 (64) 216
Retained earnings 438 180 163
Total equity
4 181
4 152
3 885
Non-current liabilities
Deferred tax liabilities
384 378 533
Provision for environmental rehabilitation 230 227 253
Retirement benefit obligation 22 22 21
Other provisions 4 4 1
Derivative financial liabilities 7 – –
Borrowings 223 183 209
Total non-current liabilities
870
814
1 017
Current liabilities
Borrowings
37 38 41
Income and mining taxes 13 – –
Derivative financial liabilities 2 – –
Trade and other payables 239 213 214
291 251 255
Liabilities of disposal groups classified as held for sale 53 46 2
Total current liabilities
344
297
257
Total equity and liabilities
5 395
5 263
5 159
The balance sheet for September 2012 converted at a conversion rate of US$1 = R8.24 (June 2012 US$1 = R 8.21, September 2011: US$1 = R8.08).
The balance sheet as at 30 June 2012 has been extracted from the 2012 Annual Report.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (US$) (Unaudited)
for the quarter ended 30 September 2012 (Convenience translation)
Figures in million
Share
capital
Other
reserves
Retained
earnings
Total
Balance – 30 June 2012 3 438 297 401 4 136
Share-based payments – 5 – 5
Net profit for the period – – 63 63
Other comprehensive income for the period – 3 – 3
Dividends paid – – (26) (26)
Balance – 30 September 2012
3 438
305
438
4 181
Balance – 30 June 2011 3 505 95 136 3 736
Issue of shares 1 – – 1
Share-based payments – 3 – 3
Net profit for the period – – 59 59
Other comprehensive income for the period – 118 – 118
Dividends paid – – (32) (32)
Balance – 30 September 2011
3 506
216
163
3 885
The currency conversion closing rates for the year ended 30 September 2012: US$1 = R8.24 (September 2011: US$1 = R8.08).

Results for the first quarter
ended 30 September 2012
CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (US$)
(Convenience translation)
Figures in million
Quarter ended
Year ended
30 September
2012
(Unaudited)
30 June
2012
(Unaudited)
30 September
2011
(Unaudited)
30 June
2012
(Audited)
Cash flow from operating activities
Cash generated by operations
162 149 153 586
Interest and dividends received 3 2 2 10
Interest paid (4) (5) (6) (18)
Income and mining taxes refunded/(paid) 13 (20) – (33)
Cash generated by operating activities
174
126
149
545
Cash flow from investing activities
Cash transferred to disposal group
(20) – – –
Proceeds on disposal of investment in associate – 4 – 28
Proceeds on disposal of Evander 6 and Twistdraai – 15 – 15
Other investing activities – (7) – (10)
Net additions to property, plant and equipment (108) (117) (94) (404)
Cash utilised by investing activities
(128)
(105)
(94)
(371)
Cash flow from financing activities
Borrowings raised
40 42 112 188
Borrowings repaid (1) (20) (49) (159)
Ordinary shares issued – net of expenses – – 1 3
Dividends paid (26) – (36) (57)
Cash generated/(utilised) by financing activities
13
22
28
(25)
Foreign currency translation adjustments
–
(13)
(21)
(35)
Net increase in cash and cash equivalents 59 30 62 114
Cash and cash equivalents – beginning of period 216 186 102 102
Cash and cash equivalents – end of period
275
216
164
216
The currency conversion average rates for the quarter ended: September 2012: US$1 = R8.25 (June 2012: US$1 = R8.12, September 2011:
US$1 = R7.14). For year ended: June 2012: US$1 = R7.77.
Closing balance translated at closing rates of: September 2012: US$1 = R8.24 (June 2012 US$1 = R 8.21, September 2011: US$1 = R8.08).
The cash flow statement for the year ended 30 June 2012 has been extracted from the 2012 Annual Report.

Segment report (US$/Imperial) (Unaudited)
for the quarter ended 30 September 2012
Revenue
30 September
Production cost
30 September
Production profit/(loss)
30 September
Capital expenditure
30 September
Ounces produced
30 September
Tons milled
30 September
2012
2011
2012
2011
2012
2011
2012
2011
2012
2011
2012
2011
US$ million
US$ million
US$ million
US$ million
oz
t’000
Continuing operations
South Africa
Underground
Kusasalethu
83 81 53 47 30 34 14 14 51 473 49 962 362 365
Doornkop 45 49 30 32 15 17 9 9 28 003 27 843 270 305
Phakisa 36 29 30 26 6 3 9 10 21 830 16 911 157 125
Tshepong 62 65 46 43 16 22 9 8 37 263 38 034 345 316
Masimong 53 44 31 30 22 14 4 7 31 733 25 592 288 256
Target 1 54 51 27 29 27 22 11 9 34 433 30 190 196 232
Bambanani 23 24 18 28 5 (4) 4 11 14 082 16 011 47 101
Joel 45 40 20 21 25 19 5 2 28 936 22 216 184 162
Unisel
(1)
23 19 18 17 5 2 2 2 13 825 10 931 128 101
Target 3 18 13 15 15 3 (2) 3 2 11 799 7 748 96 86
Surface
All other surface operations
42 50 28 34 14 16 12 3 26 395 27 746 2 636 2 680
Total South Africa
484
465
316
322
168
143
82
77
299 772
273 184
4 709
4 729
International
Hidden Valley
35 36 32 20 3 16 11 6 22 152 25 463 541 458
Other – – – – – – 16 10 – – – –
Total international
35
36
32
20
3
16
27
16
22 152
25 463
541
458
Total continuing operations
519
501
348
342
171
159
109
93
321 924
298 647
5 250
5 187
Discontinued operations
Evander 41 49 24 25 17 24 6 5 26 267 29 515 175 182
Total discontinued operations
41
49
24
25
17
24
6
5
26 267
29 515
175
182
Total operations
560
550
372
367
188
183
115
98
348 191
328 162
5 425
5 369
(1)    The Virginia segment comprised of several mines, including Unisel. The other mines were placed on care and maintenance, the last in October 2010. As their results are no longer included in the comparative information, Unisel now becomes a segment on its own.

Results for the first quarter
ended 30 September 2012
DEVELOPMENT RESULTS (Metric)
Quarter ended September 2012
Channel
Channel
Reef
Sampled
width
value
Gold
Meters
Meters
(Cm’s)
(g/t)
(Cmg/t)
Kusasalethu
VCR Reef 376 376 95.86 13.15 1 260
All Reefs
376
376
95.86
13.15
1 260
Doornkop
South Reef 271 192 43.00 23.44 1 000
All Reefs
271
192
43.00
23.25
1 000
Phakisa
Basal                       275
296 98.84 8.25 815
All Reefs
275
296
98.84
8.25
815
Tshepong
Basal                        307 280 9.09 219.93 2 000
B Reef 356 338 59.88 14.65 877
All Reefs
664
618
36.87
37.59
1 386
Masimong 5
Basal                        336 332 50.53 16.90 854
B Reef 163 174 81.10 8.82 715
All Reefs
499
506
61.04
13.21
806
Total Target
(Incl. Target 1 & Target 3)
Elsburg                     392 276 106.06 4.74 503
A Reef 88 80 84.70 12.12 1 027
B Reef 51 78 124.10 18.04 2 239
All Reefs
530
434
105.36
8.65
911
Total Bambanani
(Incl. Bambanani. Steyn 2)
Basal                         67 67 188.30 19.03 3 583
All Reefs
67
67
188.30
19.03
3 583
Joel
Beatrix                     178 204 252.00 6.28 1 582
All Reefs
178
204
252.00
6.28
1 582
Evander 8
Kimberley                 436 429 18 104.005 1 872
All Reefs
436
429
18.00
104.00
1 872
Unisel
Basal                        262 228 77.05 17.37 1 338
Leader                       414 392 221.00 6.20 1 370
All Reefs
675
620
168.06
8.08
1 358
Total Harmony
Basal 1 247 1 203 65.51 20.69 1 356
Beatrix                     178 204 252.00 6.28 1 582
Leader                      414 392 221.00 6.20 1 370
B Reef 570 590 74.63 13.52 1 009
A Reef 88 80 84.70 12.12 1 027
Elsburg                     392 276 106.06 4.74 503
Kimberley                 436 429 18.00 104.00 1 872
South Reef 271 192 43.00 23.25 1 000
VCR                         376 376 95.86 13.15 1 260
All Reefs
3 971
3 742
93.25
13.69
1 276
DEVELOPMENT RESULTS (Imperial)
Quarter ended September 2012
Channel
Channel
Reef
Sampled
Width
Value
Gold
Feet
Feet
(Inch)
(oz/t)
(In.oz/t)
Kusasalethu
VCR Reef 1 234 1 234 38.00 0.38 14
All Reefs
1 234
1 234
38.00
0.38
14
Doornkop
South Reef 888 630 17.00 0.68 11
All Reefs
888
630
17.00
0.68
11
Phakisa
Basal                       902 971 39.00 0.24 9
All Reefs
902
971
39.00
0.24
9
Tshepong
Basal 1 008 919 4.00 5.74 23
B Reef 1 169 1 109 24.00 0.42 10
All Reefs
2 177
2 028
15.00
1.06
16
Masimong 5
Basal 1 103 1 089 20.00 0.49 10
B Reef 534 571 32.00 0.26 8
All Reefs
1 637
1 660
24.00
0.39
9
Total Target
(Incl. Target 1 & Target 3)
Elsburg 1 285 906 42.00 0.14 6
A Reef 288 262 33.00 0.36 12
B Reef 166 256 49.00 0.52 26
All Reefs
1 739
1 424
41.00
0.26
10
Total Bambanani
(Incl. Bambanani. Steyn 2)
Basal                       221 221 74.00 0.56 41
All Reefs
221
221
74.00
0.56
41
Joel
Beatrix                      583 669 99.00 0.18 18
All Reefs
583
669
99.00
0.18
18
Evander 8
Kimberley 1 432 1 407 7.00 3.07 22
All Reefs
1 432
1 407
7.00
3.07
22
Unisel
Basal                       858 748 30.00 0.51 15
Leader 1 358 1 286 87.00 0.18 16
All Reefs
2 216
2 034
66.00
0.24
16
Total Harmony
Basal 4 092 3 948 26.00 0.60 16
Beatrix                      583 669 99.00 0.18 18
Leader 1 358 1 286 87.00 0.18 16
B Reef 1 869 1 936 29.00 0.40 12
A Reef 288 262 33.00 0.36 12
Elsburg 1 285 906 42.00 0.14 6
Kimberley 1 432 1 407 7.00 3.07 22
South Reef 888 630 17.00 0.68 11
VCR 1 234 1 234 38.00 0.38 14
All Reefs
13 028
12 278
37.00
0.40
15
PRINTED BY INCE (PTY) LTD
W2CF15240

NOTES

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36

6
6
36
36
36
3
CONTACT DETAILS
Corporate Office
Randfontein Office Park
PO Box 2, Randfontein, 1760, South Africa
Corner Main Reef Road/Ward Avenue, Randfontein, 1759, South Africa
Telephone: +27 11 411 2000
Website: www.harmony.co.za
Directors
P T Motsepe* Chairman
M Motloba*^ Deputy Chairman
G P Briggs Chief Executive Officer
F Abbott Financial Director
H E Mashego Executive Director
F F T De Buck*^ Lead independent director
J A Chissano*
1
^, K V Dicks*^, Dr D S Lushaba*^, C Markus*^,
M Msimang*^, J Wetton*^, A J Wilkens*
* Non-executive
^ Independent
1
Mozambican
Investor relations team
Henrika Basterfield
Investor Relations Officer
Telephone: +27 11 411 2314
Fax: +27 11 692 3879
Mobile: +27 82 759 1775
E-mail: henrika@harmony.co.za
Marian van der Walt
Executive: Corporate and Investor Relations
Telephone: +27 11 411 2037
Fax: +27 86 614 0999
Mobile: +27 82 888 1242
E-mail: marian@harmony.co.za
Company Secretary
Riana Bisschoff
Telephone: +27 11 411 6020
Mobile: +27 83 629 4706
E-mail: riana.bisschoff@harmony.co.za
South African Share Transfer Secretaries
Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
13th Floor, Rennie House, 19 Ameshoff Street, Braamfontein, 2001
PO Box 4844, Johannesburg, 2000, South Africa
Telephone: +27 86 154 6572
Fax: +27 86 674 4381
United Kingdom Registrars
Capita Registrars
The Registry, 34 Beckenham Road, Beckenham
Kent BR3 4TU, United Kingdom
Telephone: 0871 664 0300 (UK) (calls cost 10p a minute plus network extras, lines are open 8:30am – 5:30pm, Monday to Friday)
or +44 (0) 20 8639 3399 (calls from overseas)
Fax: +44 (0) 20 8639 2220
ADR Depositary
Deutsche Bank Trust Company Americas
c/o American Stock Transfer and Trust Company, Peck Slip Station
PO Box 2050, New York, NY 10272-2050
E-mail Queries: adr@db.com
Toll Free: +1-866-243-9656
Intl: +1-718-921-8200
Fax: +1-718-921-8334
Sponsor
JP Morgan Equities Limited
1 Fricker Road, corner Hurlingham Road, Illovo, Johannesburg, 2196
Private Bag X9936, Sandton, 2146, South Africa
Telephone: +27 11 507 0300
Fax: +27 11 507 0503
Trading Symbols
JSE Limited: HAR
New York Stock Exchange, Inc: HMY
Euronext, Brussels: HMY
Berlin Stock Exchange: HAM1
Registration number
1950/038232/06
Incorporated in the Republic of South Africa
ISIN
ZAE000015228

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: November 7, 2012
Harmony Gold Mining Company Limited
By:     /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director